82-1257

RECEIVED

2004 DEC -6 P 2:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

IMPERIAL

04046888

15 November 2004

Miss A Kein
Stop 3 – 4
Office of International Corporate Finance
Securities & Exchange Commission
WASHINGTON DC 20549 USA

SUPPL

Imperial One Int'l Ltd

Dear Anne

RE: ADR FACILITY

Please find enclosed a copy of an announcement relating to the Company increasing in equity holding in BeMaX Resources NL, lodged with the Australian Stock Exchange Limited on 15 November 2004.

This announcement has been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

PROCESSED
DEC 22 2004
THOMSON FINANCIAL

12/21

Imperial One Limited ACN 002 148 361 • Level 2, 131 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 2550

Fran Stewart

From: ASX.Online@asx.com.au
Sent: Monday, 15 November 2004 4:07 PM
To: Fran Stewart
Subject: IMP - ASX Online e-Lodgement - Confirmation of Release

183194.pdf (26 KB)

ASX confirms the release to the market of Doc ID: 183194 as follows:
Release Time: 15-Nov-2004 16:06:53
ASX Code: IMP
File Name: 183194.pdf
Your Announcement Title: Shareholding in Bemax Resources NL

IMPERIAL

15 November 2004

Company Announcements
Australian Stock Exchange Limited
Level 4
20 Bridge Street
Sydney NSW 2000

Dear Sirs,

Re : Shareholding in Bemax Resources NL

Please be advised that the Company has subscribed for 22,300,000 shares in Bemax Resources NL at 15.5 cents per share pursuant to an institutional placement.

This acquisition funded through an equity finance facility, increases the Company's shareholding in Bemax Resources NL to 45,103,042 ordinary shares, representing approximately 5.30% of the post retail entitlement offer issued capital.

Yours faithfully

D L Hughes
Secretary

Imperial One Limited ACN 002 148 361 • Level 2, 131 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 2550

IMPERIAL

15 November 2004

Company Announcements
Australian Stock Exchange Limited
Level 4
20 Bridge Street
Sydney NSW 2000

Dear Sirs,

Re : Shareholding in Bemax Resources NL

Please be advised that the Company has subscribed for 22,300,000 shares in Bemax Resources NL at 15.5 cents per share pursuant to an institutional placement.

This acquisition funded through an equity finance facility, increases the Company's shareholding in Bemax Resources NL to 45,103,042 ordinary shares, representing approximately 5.30% of the post retail entitlement offer issued capital.

Yours faithfully

D L Hughes
Secretary

Imperial One Limited ACN 002 148 361 • Level 2, 131 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 2550